

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 26, 2017

Martha Sullivan
Chief Executive Officer
Sensata Technologies Holding plc
Interface House, Interface Business Park
Bincknoll Lane
Royal Wootton Bassett
Swindon SN4 8SY
United Kingdom

> **Re:** **Sensata Technologies Holding plc**
> **Registration Statement on Form S-4**
> **Filed September 29, 2017**
> **File No. 333-220735**

Dear Ms. Sullivan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Reasons for the Merger, page 17

1.   Disclose all material reasons for the transaction, and revise the first sentence of this section to remove any implication that you have omitted material reasons.

2.   Revise the first bullet point to demonstrate the "significant" increase in your presence in the UK and the extent of your UK presence versus your presence in other jurisdictions; include the date of relevant transactions. Quantify where possible.

3.   Revise the second bullet point to clarify what you mean by "shareholder friendly corporate governance environment." Also address the nature and date of any material

changes to the corporate governance environment of your current and planned jurisdictions of incorporation.

4.   We note the disclosure in your third bullet point. Clarify how the reincorporation will allow you to increase your flexibility and effectiveness in allocating and deploying capital.

5.   Revise the last bullet point to identify the relevant tax treaty and the nature of the benefits.

6.   Provide us a copy of reports mentioned on page 34 and the materials provided to the Board in connection with the reports. Also provide the disclosure required by Item 1015(b) of Regulation M-A, and file the appropriate consents.

Material Tax Considerations Relating to the Merger, page 42

7.   Address the material federal income tax consequences of the transaction to a person who exercises appraisal or withdrawal rights or who receives cash as a result of a squeeze-out of minority shareholders.

Withholding tax, page 46

8.   Disclose the extent to which shareholders can exercise withdrawal rights before their aggregate cash compensation will cause the merger to give rise to dividend withholding tax.

Withholding tax, page 47

9.   We note the assumption in this section. Clarify why you cannot determine whether Sensata-UK is considered a tax resident in the Netherlands. Discuss the possible alternative tax consequences and risks to investors.

General, page 49

10.   Investors are entitled to rely on your disclosure. Revise the third paragraph of this section accordingly. For guidance, see section III.D.1 of Staff Legal Bulletin No. 19.

Transfers of Ordinary Shares, page 50

11.   It appears that the last paragraph of this section is addressing the tax consequences of the issuance of shares in this transaction. File the opinion required by Regulation S-K Item 601(b)(8) regarding this disclosure. We also note the uncertainty represented by the word "should" in your disclosure. For guidance regarding disclosure when tax

consequences are uncertain, see Sections III.C.1 and III.C.4 of Staff Legal Bulletin No. 19.

Exhibits

12. File opinions that do not exclude or assume material facts or conclusions of law that are a necessary requirement of the ultimate opinion. We note for example exhibit 5.1 paragraph 1.3.5; the last parenthetical phrase in section 2, Sections 1(c) and (d), 2 and 3 of Schedule 2; and Sections 1(a)(ii) and (iv) of Schedule 3. We also note assumptions (ii), (iii), (v) and (vi) in the third paragraph of exhibit 8.1, and the last assumption in Schedule 1 of exhibit 8.2. For guidance, please refer to Section II.B.3.a and III.C.3 of Staff Legal Bulletin No. 19.

Exhibit 5.1

13. File an opinion based on all relevant facts, not merely selected facts as currently indicated in paragraph 1.3.1 of this exhibit.

14. Please tell us the difference between shares being "fully paid" and "credited as fully paid," and provide us your analysis of whether an opinion regarding shares being "credited as fully paid" addresses the requirements of Regulation S-K Item 601(b)(5). Also, file an opinion that addresses whether the ordinary shares will be non-assessable, meaning that the security holder is not liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. For guidance, please refer to Section II.B.1.c of Staff Legal Bulletin No. 19.

Exhibit 8.1

15. Please file an exhibit that opines on all material federal income tax consequences. We note that the first sentence of the third-to-last paragraph of this exhibit appears to exclude federal income tax consequences. We also note that the penultimate paragraph of this exhibit and paragraph 5.1 of exhibit 8.2 address the accuracy of the disclosure rather than providing counsel's opinion. For guidance, see Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19.

16. Purchasers of the offered securities are entitled to rely on the opinion. Please file an opinion that does not suggest the contrary. We note for example the penultimate sentence of this exhibit and section 6.1 of exhibit 8.2.

17. Please file a revised opinion that clarifies whether the Documents mentioned in the second paragraph were relied upon only for questions of fact. Also clarify whether the statement in the second paragraph regarding any representation being true without the qualifications as to knowledge and belief is referring solely to representations of fact rather than law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Joseph Basile, Esq.
        Foley Hoag LLP